Exhibit 2.2

FINAL

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the date of the last signature on the signature page hereof (the “Effective Date”), by and between LD Real Estate, LLC, a Delaware limited liability company and Lazydays Land of Phoenix, LLC, a Delaware limited liability company (collectively, “Seller”) and FRHP Lincolnshire, LLC, a Minnesota limited liability company (“Purchaser”).

RECITALS:

Seller is the owner of that certain real property located at the commonly known addresses of 1301 E. Sanford School Road, Elkhart, IN 46514; 12630 North Autoshow Avenue Surprise, AZ 85388; and 1005 Beasie Road, Murfreesboro, TN 37128, as particularly described on Exhibit “A” attached hereto and depicted on Exhibit “B” attached hereto (the “Properties” and each individually defined herein as a “Property”).

A. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller the Properties.

B. Lazydays RV of Surprise, LLC, a Delaware limited liability company, Lazydays RV of Wisconsin, LLC, a Delaware limited liability company, LDRV of Nashville, LLC, a Delaware limited liability company, Lazydays RV of Elkhart, LLC, a Delaware limited liability company, Lazydays RV of Iowa, LLC, a Delaware limited liability company, and Lazydays RV of Oregon, LLC, a Delaware limited liability company (collectively, the “RVCO Sellers”), and Lazydays Holdings, Inc., a Delaware corporation, (“RVCO Sellers Guarantor”; which, together with RVCO Sellers, are affiliates of Seller), and Foley RV Centers, LLC, a Minnesota limited liability company, Camping World RV Sales, LLC, a Minnesota limited liability company, Olinger RV Centers, LLC, a Minnesota limited liability company, Arizona RV Centers, LLC, a Minnesota limited liability company, and Shipp’s RV Centers, LLC, a Minnesota limited liability company (collectively, affiliates of Purchaser), have entered into that certain Asset Purchase Agreement dated as of the Effective Date relating to the purchase and sale of all of certain assets of the RVCO Sellers used in connection with the operation of RVCO Sellers’ recreational vehicle business located at the Properties (as amended from time to time, the “Asset Purchase Agreement”).

C. Seller and Purchaser desire to enter into this Agreement in order to provide for the sale of the Properties and all improvements located thereon to Purchaser, all in accordance with and subject to the terms and conditions hereinafter set forth.

AGREEMENTS:

IN CONSIDERATION of the mutual covenants and agreements herein contained and of the benefits to be derived herefrom, receipt whereof is hereby severally acknowledged, for Ten Dollars ($10.00), and Seller acknowledges that it has received, Seller and Purchaser hereby agree as follows:

1. Offer. Purchaser hereby offers and agrees to purchase the Properties together with all improvements thereon and appurtenance thereto pursuant to the terms and conditions of this Agreement. Included in this sale are all tenements, hereditaments, privileges and appurtenances thereto belonging or in any way appertaining thereto including, if any, all right, title and interest of Seller in any street, road or avenue, open or proposed, in front of or adjoining the Properties, or any part thereof; all water, air, riparian, oil, gas and other minerals and mineral rights; the use of appurtenant easements, whether or not of record, strips and rights of way abutting, adjacent, contiguous or adjoining the Properties; and all assignable licenses, franchises, rights and governmental or other permits, authorizations, consents and approvals, including those necessary to own and/or operate the Properties. The Properties and all of the foregoing are referred to herein as the “Subject Premises.” After the Effective Date, Purchaser may unilaterally update the legal descriptions and depictions of the Properties on both Exhibit “A” and Exhibit “B” as information is provided by the Title Company (as defined below) and these updates shall not impact Purchaser’s ability to specifically enforce this Agreement pursuant to Section 15 below.

2. Acceptance. Seller hereby accepts the offer of the Purchaser. Such offer and acceptance are subject to and in accordance with the terms and conditions hereinafter set forth.

3. Purchase Price. Purchaser agrees to pay, as the purchase price for the Subject Premises, the amounts listed on Exhibit A to the Asset Purchase Agreement as the “Purchase Price for Owned Real Property,” as adjusted pursuant to Exhibit A to the Asset Purchase Agreement, if applicable (the “Purchase Price”). Any allocation of the Purchase Price among the assets transferred hereunder that is required pursuant to Section 1060 of the Internal Revenue Code shall be made in accordance with the provisions of Section 3.3 of the Asset Purchase Agreement. Purchaser agrees to pay the Purchase Price to Seller, plus or minus closing adjustments, as the case may be, in wire transferred funds to First American Title Insurance (“Escrow Agent”) at Closing (as defined below) in exchange for a “Special Warranty Deed” conveying fee simple, marketable title to Purchaser, free and clear of any and all liens or encumbrances except the Permitted Exceptions (as defined below). Any existing liens (excepting the lien of ad valorem taxes prorated according to this Agreement), land contracts and mortgages shall be discharged and released at Closing, with payments made directly to any lenders on the Properties (“Existing Encumbrances”), with Seller being responsible for any prepayment penalties and release charges associated therewith.

4. Evidence of Title.

A. Title Commitment. First American Title Insurance Company shall act as the “Title Company.” Purchaser, at its cost, may cause a Survey (as defined below) to be prepared of the Properties. Seller shall place an order with the Title Company for a commitment (the “Commitment”) for the issuance of an ALTA Owner’s Title Insurance Policy (“Owner’s Policy of Title Insurance”) on the Effective Date. In furtherance of the foregoing, and not as a limitation thereof, the Commitment, Survey and the state of title reflected thereby shall be such that the Title Company will issue an “ALTA Owner’s Extended Title Insurance Policy” (as defined by the Title Company) without exception other than the Permitted Exceptions.

B. Survey. As soon as possible after the Effective Date, Purchaser shall have the right, but not the obligation, to obtain a current ALTA/NSPS survey of the Subject Premises (the “Survey”). Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to extend either the Inspection Period (as defined below) or the Closing Date (as defined below) in order to obtain a Survey.

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C. Seller’s Materials. Within five (5) days after the Effective Date, Seller shall deliver or cause to be delivered the information listed on Exhibit “C” attached hereto to the extent that such items are in Seller’s possession or reasonable control.

D. Objections. If objection to the Commitment (and, if applicable, the Survey) is made by the date that is no later than five (5) business days prior to the expiration of the Inspection Period (the “Title Objection Period”), stating that there are Title Defects (as defined below) shown in the Commitment or the recorded exception documents or shown in the Survey (“Objections”), Seller shall have three (3) business days from Seller’s receipt of Purchaser’s Objections to either (i) remedy the Title Defects in a manner reasonably satisfactory to Purchaser in all respects, or (ii) notify Purchaser that Seller is unable or not willing to remedy the Title Defects (“Seller’s Response”). Within two (2) business days of Purchaser’s receipt of Seller’s Response, Purchaser shall elect to either (i) terminate the Agreement, or (ii) waive such Title Defects and proceed with this transaction subject thereto (in which case, any such Title Defects shall be deemed to be Permitted Exceptions) and, provided further, that in the event that any such Title Defect(s) are Existing Encumbrances, if such defects are not paid or satisfied by Seller at or before Closing, Purchaser may, at its option, pay such amounts and receive credit against sums due to Seller at Closing. If Purchaser elects to terminate this Agreement by giving written notice thereof to Seller pursuant to option (i) in the preceding sentence, Seller and Purchaser shall be relieved of any and all liability hereunder, except as provided herein. If Purchaser does not notify Seller of a particular Title Defect within the Title Objection Period, then Purchaser shall be deemed to have approved the matters identified in the Commitment and the Survey which Purchaser did not timely object to. “Permitted Exceptions” shall mean all the matters identified in the Commitment, items of record and shown in the Survey that (i) Purchaser did not timely object to, or (ii) are waived by Purchaser pursuant to the terms of this paragraph.

As used herein, a Title Defect” shall mean any material matter that would (a) render title unmarketable or unfinanceable as such terms are commonly and reasonably used in the local market where the applicable individual Property is located, (b) constitute a lien on the Properties which cannot be satisfied by the payment of a liquidated sum or (c) restrict the Properties from being used for the Intended Use (as defined below). Purchaser and Seller hereby acknowledge and agree that upon receipt of the Commitment from the Title Company, the legal descriptions for the Properties provided in the Commitment shall automatically be inserted into Exhibit “A” attached hereto and made a part hereof. First American Title Insurance Company, as both Escrow Agent and Title Company, shall perform in accordance with this Agreement and separate undertakings as executed by the parties from time to time.

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As used in this Agreement, “Material Adverse Effect” means any Title Defect to the Subject Premises or breach of a representation or warranty or inability to acquire any governmental approval or consent, significant event, occurrence, fact, condition or change which has a materially adverse effect on Seller’s title and ownership of and Seller’s or Purchaser’s ability to sell the Subject Premises (including without limitation the presence of hazardous substances on or in the Subject Premises) and Purchased Assets (as defined in the Asset Purchase Agreement) with such Purchased Assets and Subject Premises considered as a whole; provided, however, that Material Adverse Effect shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business (as defined in the Asset Purchase Agreement) operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable laws or accounting rules, including Generally Accepted Accounting Principals; (vi) the public announcement, pendency or completion of the transactions contemplated by this Agreement and any effect or action arising therefrom; (vii) any natural or man-made disaster or acts of God; or (viii) any event, occurrence, fact, condition or change described in filings with the Securities and Exchange Commission by Seller or of which the Purchaser is aware on or before the Effective Date.

5. Possession. Exclusive possession, subject to existing leases, of the Subject Premises shall be delivered to Purchaser at Closing.

6. Representations and Warranties.

A. Purchaser represents and warrants to Seller, as of the date hereof, and the date of Closing, as follows:

(i) The party executing this Agreement on behalf of Purchaser has the full power and authority to enter into and perform this Agreement on behalf of Purchaser and the person executing this Agreement has been duly authorized to do so on behalf of Purchaser; and

(ii) Purchaser has sufficient cash or other sources of immediately available funds to enable it to pay the Purchase Price and consummate the transactions contemplated by this Agreement and to perform all of its obligations hereunder and thereunder.

B. Seller represents and warrants to Purchaser, as of the date hereof, and the date of Closing, as follows:

(i) The party executing this Agreement on behalf of Seller has the full power and authority to enter into and perform this Agreement on behalf of Seller and the person executing this Agreement has been duly authorized to do so on behalf of Seller;

(ii) All information on the materials listed on Exhibit “C” heretofore provided or hereafter to be provided to Purchaser is, to the Seller’s knowledge, true, correct and accurate in all material respects; provided, however, as to third-party reports listed on Exhibit “C,” Seller has made no independent investigation or examination of such reports so as to ascertain the truth or accuracy of conclusions stated therein;

(iii) Seller has received no written notice of violations at the Subject Premises of any building codes, set back requirements, zoning ordinances, building and use restrictions, licensing laws, health codes, Americans with Disabilities Act, as amended from time to time, or similar handicappers’ rights laws, of any municipal or governmental authority or fire department requirements;

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(iv) Except for items disclosed on Schedule 6(B)(iv) (all of which shall be satisfied at the Closing of the Property encumbered by the item listed on Schedule 6(B)(iv)) or otherwise listed as exceptions on the Commitment, there are no lawsuits, condemnation proceedings, administrative proceedings or environmental investigations, pending or, to the best of Seller’s knowledge, threatened, affecting the Subject Premises or Seller’s ability to convey same and, except as shown in the Commitment, there are no special assessments, charges or other obligations or improvements affecting the Subject Premises;

(v) Except for those certain lease agreements with the RVCO Sellers (the “RVCO Sellers’ Leases”) that are set forth on Schedule 6(B)(v), there are no leases, written or oral, express or implied, with respect to the Subject Premises including, with limitation, billboard leases;

(vi) There is no hazardous material, substance or waste, whether liquid, solid, gaseous or otherwise, located in, upon or under or adjacent to the Subject Premises or any ground or surface waters or water courses thereon or thereunder, in each case, in violation of applicable environmental laws or regulations;

(vii) Seller is not a “foreign person” as defined in §1445(f)(3) of the Internal Revenue Code; Seller shall so certify to Purchaser at Closing in a form and substance reasonably satisfactory to Seller;

(viii) To the best of Seller’s knowledge, there are no restrictions which would materially restrict the Subject Premises from being used for the operation of a recreational vehicle dealership for the sales or servicing of recreation vehicles and recreational vehicle parts and accessories (the “Intended Use”);

(ix) Except as may be disclosed in the Commitment or RVCO Sellers’ Leases, to the best of Seller’s knowledge, there are no rights of first refusal, rights of first offer, repurchase rights, or any other rights of a third party to purchase the Subject Premises; and

(x) Except as may be disclosed in the Commitment or RVCO Sellers’ Leases, to the best of Seller’s knowledge, there are no agreements, contracts, regulations, restrictions, or other requirements that require the Subject Premises to be developed, opened or operated within a certain time period.

In the event Seller intentionally breaches a representation or warranty set forth above, then, in such event, Seller shall be deemed to be in default under this Agreement and Purchaser shall have all rights and remedies available under Section 15 of this Agreement.

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7. Contingencies. For a period of thirty (30) days commencing upon the Effective Date (the “Inspection Period”), Purchaser’s obligations under this Agreement shall be subject to and conditioned and contingent upon the following:

A. Purchaser’s and Purchaser’s agent’s right to (i) inspect or cause to be inspected all aspects of the physical and environmental condition of the Subject Premises; (ii) review and approve the due diligence materials identified on Exhibit “C”; (iii) determine whether the Properties are comprised of one tax parcel, separate and distinct from any other tax parcel; (iv) determine whether the Properties comply with all applicable zoning and land use requirements, restrictions and entitlements including applicable building codes and ordinances and obtain a zoning compliance letter from the applicable governmental agency; and (v) obtain certificates of tax compliance or equivalent type form from the applicable governmental agencies to the extent necessary to protect Purchaser from having successor liability for unpaid state and/or local taxes or other liabilities. Purchaser shall contact Seller’s representative, Amber Dillard (adillard@lazydays.com), to coordinate Purchaser’s inspections of the Subject Premises. Seller agrees to provide access to Purchaser and/or Purchaser’s agents, representatives, at reasonable times and upon reasonable prior notice, to physically inspect the Subject Premises. Purchaser shall use due care in performing its inspections to avoid interfering with any business operations on the Subject Premises and coordinate with Seller any entry upon the Subject Premises by Purchaser and/or Purchaser’s agents and representatives. Upon the written request of Seller, Purchaser shall provide evidence of commercial general liability insurance as a condition to Purchaser’s entry upon the Subject Premises. Purchaser shall restore any damage to the Subject Premises caused as a result of entry upon the Subject Premises by Purchaser and/or Purchaser’s agents and representatives. Purchaser agrees to indemnify, defend and hold Seller harmless from and against any and all cost, loss, damage, expense and/or claims occurring upon the Subject Premises as a direct result of Purchaser’s entry upon and testing of the Subject Premises, provided that Purchaser shall not be liable or responsible for any liability arising from the discovery of any environmental condition or contamination affecting the Subject Premises, except to the extent that Purchaser exacerbates such existing condition. Purchaser’s obligations under this Section 7.A. shall survive any termination of this Agreement.

B. If Purchaser, as a result of its inspections, identifies an issue that would have a Material Adverse Effect on Purchaser’s ability to utilize the Properties for the Intended Use, Purchaser may terminate this Agreement by giving written notice to Seller on or before the expiration date of the Inspection Period. Upon giving notice of such termination, any funds deposited by Purchaser with Escrow Agent shall be returned to Purchaser and Seller and Purchaser shall be relieved of any and all liability hereunder, except as provided herein.

8. Purchaser’s Condition Precedent. The obligation of Purchaser to close on the transaction contemplated herein shall be conditioned upon each of the following conditions precedent:

A. Title. The Title Company shall issue an ALTA Owner’s Extended Title Insurance Policy insuring Purchaser as fee simple owner of the Properties in the amount of the Purchase Price, free of any monetary liens, subject only to the Permitted Exceptions.

B. Representations and Warranties. All of Seller’s representations, warranties and agreements contained in Section 6 hereof shall be true and correct in all material respects as of the date hereof and on the date of Closing, which Seller shall certify to at Closing.

C. Seller’s Obligations. Seller shall not have, on the date of Closing, failed to materially meet, comply with, or perform, any condition or agreement on its part to be performed under the terms and conditions contained herein.

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D. Termination of RVCO Sellers’ Leases. Seller shall have terminated certain RVCO Sellers’ Leases as identified by Purchaser on or before the conclusion of the Inspection Period.

E. Condition of Properties. The Properties shall be in reasonably clean condition, subject to personal property that will remain on the Properties at Closing pursuant to the terms of the Asset Purchase Agreement.

F. Title Defects. Any Title Defects which have first arisen subsequent to the Inspection Period shall have been remedied by Seller.

G. Asset Purchase. The Asset Purchase Agreement shall be signed and all closing conditions thereunder shall be satisfied, including with express reference, but without limitation, to Section 7.1 of the Asset Purchase Agreement concerning the satisfaction of any HSR Filing and compliance with any Payoff Letters (as those terms are used and defined in the Asset Purchase Agreement) and the final transaction contemplated thereby shall be ready to close either simultaneously with or prior to the Closing of this Agreement.

H. Zoning and Approvals. Purchaser shall have obtained all necessary governmental permits and licenses from the applicable governing jurisdiction necessary for Purchaser to utilize each Property for the Intended Use as such Properties are being utilized as of the Effective Date (which Purchaser shall use commercially reasonable efforts to obtain).

9. Seller’s Conditions Precedent. The obligation of Seller to close on the transaction contemplated herein shall be conditioned upon each of the following conditions precedent:

A. Purchase Price. Purchaser shall have deposited the Purchase Price with the Escrow Agent.

B. Performance. Purchaser shall not have, on the date of Closing, failed to materially meet, comply with, or perform, any condition or agreement on its part to be performed under the terms and conditions contained herein.

10. Closing. Assuming compliance with the conditions set forth in this Agreement, Purchaser and Seller shall close this transaction (“Closing”) simultaneously with the closing of the final transaction contemplated by the Asset Purchase Agreement (the “Closing Date”). For the avoidance of doubt, all three individual Properties shall be purchased, sold and conveyed as part of one transaction at Closing and under no circumstances shall Purchaser have the right to purchase less than all three individual Properties; provided if (i) a Title Defect arises after the Inspection Period or (ii) any material governmental consent or approval is not issued to allow Purchaser to operate a Property as a recreational vehicle sales and service business on the Closing Date or (iii) in the event any of the closing conditions are not satisfied pursuant to this Agreement at the time all other closing conditions are satisfied for the final closing under the Asset Purchase Agreement (each a “Property Issue”), Purchaser, at its election may enter into the form of real property lease attached hereto as Exhibit “D” for market rent until satisfaction of the Property Issue occurs. Thirty (30) days after remediation of the Property Issue, as reasonably determined by Purchaser, the lease shall terminate and the Purchaser shall acquire the subject Property for the amount allocable to such Property in Section 3 above. If the Property Issue applicable to a Property cannot be remedied after a period of five (5) years, Purchaser shall have no obligation to acquire such Property and the subject lease may be terminated or extended by agreement of the parties.

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In the event that the Asset Purchase Agreement is terminated in accordance with the terms therein, then this Agreement shall automatically terminate without any further action required by either party. In the event all of the conditions precedent set forth in Section 8 to the obligation of Purchaser to close on the transaction contemplated herein have not been satisfied on or before March 31, 2025 (the “Outside Date”), Purchaser shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement and all of the funds deposited by Purchaser with Escrow Agent shall be returned to Purchaser, provided the Outside Date may be extended in accordance Section 11.1(b) of the Asset Purchase Agreement. In the event all of the conditions precedent set forth in Section 9 to the obligation of Seller to close on the transaction contemplated herein have not been satisfied on or before the Outside Date, Seller shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement. Notwithstanding the forgoing, if a party’s default causes the failure of a condition precedent to the other party’s obligation to close, such other party shall be entitled to exercise the remedies for such default as provided in Section 15 hereof. The Closing shall take place via escrow with Title Company. Each party shall deposit its respective closing documents and funds into the escrow and need not be present in person at the office of the Title Company for the Closing to occur.

11. Closing Documents. At Closing, such documents and funds as may be necessary to complete this transaction shall be executed and/or delivered by Purchaser and Seller. Such documents and funds shall include, but shall not be limited to:

A. A Special Warranty Deed or local equivalent for the Subject Premises, in customary form, subject only to the Permitted Exceptions allowed pursuant to Section 4 hereof, approved by Purchaser and the Title Company;

B. A bill of sale, covering any furniture, fixtures, equipment and/or tools related to the Properties, in customary form;

C. An assignment of licenses, permits, contracts and warranties in customary form;

D. Material copies of significant existing plans and specifications to the extent in Seller’s current and actual possession relating to the Subject Premises and all licenses and certificates of occupancy or such other comparable certificates or documents if in Seller’s current and actual possession;

E. A recertification of each of the representations and warranties set forth in Section 6 hereof;

F. A non-foreign person affidavit for Seller in customary form and such Title Company or owner’s affidavits as may be reasonably necessary to cause the Title Company to issue the ALTA Owner’s Extended Title Insurance Policy in the form required hereunder;

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G. A closing statement setting forth the adjustments set forth in this Agreement; and

H. The balance of the Purchase Price, unless adjusted in accordance with Section 10 in connection with a Property Issue.

12. Closing Adjustments. The following shall be apportioned, adjusted and/or paid as follows:

A. Any real and personal property taxes and special assessments relating to the Subject Premises not yet due or payable shall be apportioned or prorated between Seller and Purchaser as of the day of Closing;

B. Seller shall be responsible for payment of (i) all operating expenses related to the Subject Premises through the Closing Date, which shall be paid in full or arrangements made for such full payment prior to Closing; (ii) all amounts due under all reciprocal easement agreements or declarations referenced as exceptions on the Commitment through the Closing Date; (iii) all state, county, city and other real estate conveyance, tangible, intangible, stamp taxes, deed taxes and similar taxes and any other transfer taxes due upon Closing or required to be paid upon recording of the Special Warranty Deed; (iv) the recording cost to file and record any releases of Existing Encumbrances; (v) all costs associated with the title search, title exam, abstract, update and work fee and the costs of issuance of the Commitment; (vi) the premium for the standard coverage Owner’s Policy of Title Insurance; (vii) any commission due to the Broker (as defined below); and (viii) Seller’s attorney fees;

C. Purchaser shall pay (i) the nominal recording cost to file and record the deed, any financing charges or loan costs associated with Purchaser’s financing, if any; (ii) the cost of Surveys; (iii) the cost of any endorsements Purchaser may require to the Owner’s Policy of Title Insurance and the difference to acquire ALTA Owner’s Extended Title Insurance Policy in excess of the premium for the standard coverage Owner’s Policy of Title Insurance, if any;; and (iv) Purchaser’s attorney fees and any other diligence or inspection costs incurred in the conduct of Purchaser’s inspection and examination of the Subject Premises; and

D. Purchaser and Seller shall share equally any escrow fees/closing fees charged by the Escrow Agent.

13. Casualty. Until the day of Closing and actual exchange of legal title for the consideration to be paid hereunder, all risk of loss with respect to the Subject Premises shall be borne by Seller. In the event of destruction of the Subject Premises that occurs prior to the Closing Date, and to the extent such destruction would have a Material Adverse Effect on Purchaser’s ability to utilize the Subject Premises for the Intended Use, Seller and Purchaser each shall have the right to terminate its obligations under this Agreement by giving a written termination notice to the other party within fifteen (15) days after having received actual notice of such destruction of the Subject Premises. If Purchaser elects (in its sole discretion) to proceed with the purchase of the Subject Premises after the occurrence of any such destruction, Seller shall assign to Purchaser at Closing all proceeds of insurance relating to such destruction and credit to Purchaser the amount of any policy deductibles relating thereto.

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14. Condemnation. In the event that notice of any action, suit or proceeding shall be given prior to the Closing Date for the purpose of condemning any part of the Subject Premises, to the extent such condemnation would have a Material Adverse Effect on Purchaser’s ability to utilize the Subject Premises for the Intended Use, Seller and Purchaser each shall have the right to terminate its obligations under this Agreement by giving a written termination notice to the other party within fifteen (15) days after having received actual notice of such condemnation proceeding, in which event all proceeds resulting from such condemnation shall belong to Seller. In the event Purchaser or Seller shall not elect to terminate its obligations hereunder, the proceeds of such condemnation, to the extent assignable, shall be assigned and belong to Purchaser at Closing and there shall be no reduction in the Purchase Price.

15. Remedies. Purchaser’s liability for a material and curable breach of this Agreement prior to Closing or a termination hereof without cause shall be treated in accordance with Section 12.10 of the Asset Purchase Agreement. In the event of a material default by Seller hereunder, which default remains uncured for a period of ten (10) days after written notice thereof is received by Seller, Purchaser shall be entitled to elect either to (i) exercise its right to terminate this Agreement, or (ii) maintain an action against Seller for specific performance. In the event that any action is brought to enforce the terms and conditions of this Agreement, the non-prevailing party in such action shall be responsible for payment of all reasonable attorneys’ fees and court costs incurred by the prevailing party. Subject to the limitations set forth in Section 25 hereof, nothing in this Section 15 shall be deemed a limitation on Purchaser’s and Seller’s rights to enforce any indemnification provisions set forth in this Agreement or in the closing documents to be executed and/or delivered at Closing.

16. Indemnity. Subject to the limitations set forth in Section 25 hereof, Seller shall indemnify, defend and hold Purchaser harmless from and in respect to a breach of any representations and warranties made by Seller under this Agreement. Subject to the limitations set forth in Section 25 hereof, Purchaser shall indemnify, defend and hold Seller harmless from and in respect to a breach of any representations and warranties made by Purchaser under this Agreement. The parties acknowledge that this Agreement does not contemplate a sale of a business, nor shall Purchaser be deemed a successor of Seller under the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable to Purchaser for indemnification under this paragraph until the aggregate amount of losses claimed exceed 0.5% of Purchase Price, and Seller’s aggregate liability under this paragraph shall not exceed 10% of the Purchase Price.

17. Seller’s Covenants. From the date of this Agreement until the Closing Date:

A. Seller shall operate, repair and maintain the Subject Premises in the substantially the same manner as it has been operated and maintained and shall permit no wasting of the Subject Premises. Purchaser shall be permitted upon prior reasonable notice to Seller to obtain access to the Subject Premises through the Closing Date to verify compliance with such requirements;

B. Except for agreements that Seller would execute in the ordinary course of business when using the Subject Premises for the Intended Use, Seller shall not enter into any lease, lease amendment, license or occupancy agreement of any kind with respect to the Subject Premises which is not cancelable on and as of the Closing Date, without Purchaser’s prior written consent, in each such instance; and

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C. Except for agreements that Seller would execute in the ordinary course of business when using the Subject Premises for the Intended Use, Seller shall not transfer any of the Subject Premises, create any lien or encumbrance thereon, grant any easements or rights of way, or enter into any contract or other agreement affecting the Subject Premises which is not cancelable on and as of the Closing Date without Purchaser’s prior written consent, in each such instance.

18. Broker. Seller and Purchaser do hereby certify, represent and warrant, each to the other, that they have not engaged, enlisted, employed or otherwise made use of any real estate broker or salesperson in connection with this sale, except for Miller Buckfire (“Broker”), the investment banker who represents Seller. Purchaser and Seller shall indemnify, defend and hold each other and their respective successors and assigns, harmless with respect to any claim of any real estate broker or salesperson claiming a commission and/or damages through or under the indemnifying party in connection with this transaction, including, without limitation, reasonable attorneys’ fees, court costs and legal expenses.

19. Governing Law. This Agreement shall be governed by the law of the state of Delaware. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the federal and state courts located in the State of Delaware (as applicable, the “Chosen Court”), for any actions arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any action arising out of this Agreement or the transactions contemplated hereby in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

20. Binding Effect. This Agreement shall bind the parties hereto, their respective heirs and assigns.

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21. Notices. Any notice required or permitted to be given hereunder by one party to the other shall be in writing and the same shall be given and shall be deemed to have been served and given when (i) delivered in person to the address set forth hereinbelow for the party to whom the notice is given, (ii) placed in the United States mail, certified and return receipt requested, addressed to such party at the address hereinafter specified, (iii) deposited into the custody of a reputable overnight carrier for next day delivery, addressed to such party at the address hereinafter specified, or (iv) by email at the email address set forth hereinbelow for the party to whom notice is given, and such notice shall be deemed given and served upon transmission so long as such notice is also given on the same day via a method provided for in (i) through (iii) above. In all cases notices shall be addressed to the parties at their respective addresses as follows:

If to Purchaser:	With a Copy to:

Attn: Lisa Cox, Vice President and Associate General Counsel 2 Marriott Drive Lincolnshire, Illinois 60069 Tel: 786-340-4904 Email: lisa.cox@campingworld.com

Attn: Lindsey Christen, Chief Administrative and Legal Officer

2 Marriott Drive

Lincolnshire, Illinois 60069

Tel: 312-759-4366

Email: lchristen@campingworld.com

Davis Wright Tremaine LLP

Attn: Matthew D. LeMaster

920 5th Avenue, Suite 3300,

Seattle, WA 98104-1610

Email: mattlemaster@dwt.com

Email: meganraymond@dwt.com

If to Seller:	With a copy to:

Attn: Amber Dillard 4042 Park Oaks Blvd, Suite 350 Tampa, FL 33610 Email: adillard@lazydays.com	Stoel Rives LLP Attn: Andrew Solomon Attn: Patrick Abell 760 SW Ninth Ave Suite 3000 Portland, OR 97205 Email: andrew.solomon@stoel.com Email: patrick.abell@stoel.com

If to Escrow Agent and Title Company:

First American Title Insurance Company Attn: James W. McIntosh 200 W. Madison Street, Suite 800 Chicago, IL 60606 Tel: 312-917-7220 Email: jmcintosh@firstam.com

22. Exclusivity. Seller agrees that, for so long as this Agreement remains in effect and has not been terminated in accordance with any of its terms, Seller will negotiate exclusively with Purchaser concerning a potential sale of the Subject Premises and will not market the Subject Premises for sale and it has not and will not enter into any agreement to sell the Subject Premises to any party other than Purchaser. If the Seller breaches its obligations under this Section 22, Purchaser shall have the right to all legal and equitable remedies, including at Purchaser’s election, injunctive or other equitable relief.

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23. Time for Performance. In the event the last date for performance of any obligation or for giving any notice hereunder falls on a Saturday, Sunday or legal holiday of the state wherein the Subject Premises is located, then the time of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday in such state. Time shall be of the essence for purposes of this transaction.

24. Survival. The terms, conditions, covenants and other provisions of this Agreement shall survive the Closing for the same period of time as the survival period of any representations under the Asset Purchase Agreement.

25. Assignment. Purchaser may assign all or a portion of its interest under this Agreement to a subsidiary of Purchaser without the consent of Seller. Otherwise, Purchaser may not assign its interest in this Agreement without the prior written consent of Seller. Purchaser shall not be released from its obligations hereunder in the case of an assignment to a subsidiary.

26. Counterparts. This Agreement may be executed in one or more counterpart copies, all of which together shall constitute and be deemed an original, but all of which together shall constitute one and the same instrument binding on all parties. This Agreement may be executed in telecopy (faxed) copies and electronic (e-mail) copies and facsimile and electronic signatures shall be binding upon the parties.

27. Confidentiality. From and after the Effective Date, Seller shall hold, in confidence any and all information, whether written or oral, including without limitation, concerning Purchaser, this Agreement and the Asset Purchase Agreement, except to the extent that Seller can show that such information is in the public domain through no fault of Seller or required to be disclosed by applicable law or listing requirements. If Seller is compelled to disclose any such information by judicial or administrative process or by other requirements of law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information that Seller is advised by its counsel in writing is legally required to be disclosed.

28. Joint and Several Liability. If more than one person or entity is named as “Seller,” the obligations imposed upon each shall be joint and several and the act of or notice from, or notice or refund to, or the signature of, any one or more of them shall be binding upon all of them with respect to the obligations, liabilities, responsibilities, representations, warranties, and other actions made by, required from or on behalf of any Seller of this Agreement.

29. Attorney Representation. Each party has been represented by legal counsel in the preparation and negotiation of this Agreement and in this transaction. This Agreement shall not be construed more strictly against Purchaser, notwithstanding that Purchaser is represented by legal counsel and Seller is not so represented. The usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement.

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30. AS-IS. Seller has granted Purchaser the right to inspect and make investigations in connection with the Subject Premises during the Inspection Period. Except those representations and warranties of Seller expressly stated in Sections 6 and 18 of this Agreement and in any closing documents executed by Seller and delivered to Purchaser pursuant to this Agreement, no warranties, guarantees, indemnities or representations have been or are being made by Seller or any agent or representative of Seller concerning the Subject Premises. Purchaser agrees to purchase the Subject Premises “AS IS”, “WHERE IS”, “WITH ALL FAULTS AND CONDITIONS THEREON” without any representations, warranties or indemnities by Seller or any agent or representative of Seller, express or implied, except only those representations and warranties of Seller expressly stated in Sections 6 and 18 of this Agreement and in any closing documents executed by Seller and delivered to Purchaser pursuant to this Agreement.

31. Entire Agreement. This Agreement and the Asset Purchase Agreement constitute the entire understanding of the parties hereto and supersede all prior understandings, whether written or oral, between the parties with respect to the subject matter of this Agreement and the Asset Purchase Agreement. No amendment, modification, or alteration of the terms of this Agreement shall be binding unless in writing, dated subsequent to the date of this Agreement and duly executed by all parties.

32. OFAC. Seller represents that neither Seller nor any of its subsidiaries, officers, directors, employees, nor, to the knowledge of Seller, any agent or affiliate or representative of Seller is, or at any time during the time of this Agreement will be: (i) the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State) or designated a “specially designated national” or “blocked person”) (collectively, “Sanctions”), or (ii) engaged in activities in violation of Sanctions, or has been convicted, pleaded nolo contendere, indicted, arraigned or detained on charges involving money laundering or predicate crimes to money laundering. A violation of Section 32 will be a Seller default, entitling Purchaser, in addition to all other remedies at law or in equity, to immediately terminate this Agreement on written notice to Seller.

Purchaser represents that neither Purchaser nor any of its subsidiaries, officers, directors, employees, nor, to the knowledge of Purchaser, any agent or affiliate or representative of Purchaser is, or at any time during the time of this Agreement will be: (i) the target of any Sanctions, or (ii) engaged in activities in violation of Sanctions, or has been convicted, pleaded nolo contendere, indicted, arraigned or detained on charges involving money laundering or predicate crimes to money laundering. A violation of Section 32 will be a Purchaser default, entitling Seller, in addition to all other remedies at law or in equity, to immediately terminate this Agreement on written notice to Purchaser.

[Signatures on following page]

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IN WITNESS WHEREOF, the Purchaser has executed this Agreement on the date signed by Purchaser shown below and Seller has accepted same on the date signed by Seller shown below.

PURCHASER:

FRHP Lincolnshire, LLC,
a Minnesota limited liability company

By:	/s/ Lindsey J. Christen
Name:	Lindsey J. Christen
Title:	Chief Administrative and Legal Officer
Date signed by Purchaser: November 15, 2024

SELLER:

LD REAL ESTATE, LLC,
a Delaware limited liability company

By:	LDRV Holdings Corp., its Manager

By:	/s/ Ronald K. Fleming
Name:	Ronald K. Fleming
Title:	Interim Chief Executive Officer
Date signed by Seller: November 15, 2024

LAZYDAYS LAND OF PHOENIX, LLC,
a Delaware limited liability company

By:	LDRV Holdings Corp., its Manager

By:	/s/ Ronald K. Fleming
Name:	Ronald K. Fleming
Title:	Interim Chief Executive Officer
Date signed by Seller: November 15, 2024

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[EXHIBITS AND SCHEDULES INTENTIONALLY OMITTED.]

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